UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. 2)


Under the Securities Exchange Act of 1934

PharmAthene, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71714G102
(CUSIP Number)

December 31, 2008
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 71714G102	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person

	Eliot Rose Asset Management, LLC

	IRS Identification No. of Above Person	04-3649045

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

			960,938

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
			960,938

		8	Shared Dispositive Power

			-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	960,938

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	3.7%

12	Type of Reporting Person*

	OO, IA


CUSIP No. 71714G102	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person

	Gary S. Siperstein

	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Rhode Island

			5	Sole Voting Power

			960,938

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
			960,938

		8	Shared Dispositive Power

			-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	960,938

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	3.7%

12	Type of Reporting Person*

	OO, IN



 CUSIP No. 71714G102	SCHEDULE 13G	Page 4 of 7


Item 1(a).	Name of Issuer.

	PharmAthene, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	One Park Place, Suite 450, Annapolis, MD  21401

Item 2(a).	Names of Persons Filing.

	Eliot Rose Asset Management, LLC and Gary S. Siperstein.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Eliot Rose Asset Management, LLC and Gary S. Siperstein is 10 Weybosset Street, Suite 401,
Providence, RI  02903.

Item 2(c).	Citizenship.

	Eliot Rose Asset Management, LLC is a Rhode Island limited liability company and Gary S. Siperstein is a US citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	71714G102

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 71714G102	SCHEDULE 13G	Page 5 of 7


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E). For Eliot Rose Asset Management, LLC only.

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (for Gary S.
Siperstein only)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No. 71714G102	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Eliot Rose Asset Management, LLC and Gary S. Siperstein certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2) and three (3) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 71714G102	SCHEDULE 13G	Page 7 of 7


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	February 11, 2009

	Eliot Rose Asset Management, LLC



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein
	its: Managing Member


	Gary S. Siperstein



	/s/ Gary S. Siperstein
	_____________________________
	By:  Gary S. Siperstein


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)